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07004483

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sincere & Co.,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Rolling Meadow Drive
(No. and Street)

Holliston,	MA	01746-2633
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra L. Sincere 508-429-7748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paresky Flitt & Company, LLP
(Name – *if individual, state last, first, middle name*)

14 West Plain Street	Wayland,	MA	01778
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra L. Sincere, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sincere & Co., LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Debra L. Sincere
Signature

Executive Vice President
Title

Maureen C. Conway
Notary Public



MAUREEN C. CONWAY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 15, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ** ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ** ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ** ☒ (g) Computation of Net Capital.
- ** ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ** ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

** Filed only binder II - Confidential Information

PARESKY
FLITT
& COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Members:

American Institute
of Certified Public Accountants

Massachusetts Society
of Certified Public Accountants

Independent Auditors' Report

To the Member of
Sincere & Co., LLC
Holliston, Massachusetts

We have audited the accompanying statement of financial condition of Sincere & Co., LLC as of December 31, 2006, and the related statements of income, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sincere & Co., LLC as of December 31, 2006, and the results of its operations and cash flows and changes in member's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information required pursuant to Rule 15c3-1 on Pages 11 and 12 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paresky Flitt & Company, LLP

Paresky Flitt & Company, LLP
Wayland, Massachusetts

January 18, 2007

14 West Plain Street, Wayland, MA 01778, (508) 650-1122 FAX: (508) 650-1133

SINCERE & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Assets		
Current Assets		
Cash	$	437,963
Accounts receivable		1,053,009
Total Current Assets		1,490,972
Property and Equipment		
Office furniture and equipment		147,429
Accumulated depreciation		77,910
Net Property and Equipment		69,519
Total Assets	$	1,560,491
Liabilities and Member's Equity		
Current Liabilities		
Accrued expenses	$	17,000
Deferred revenue		12,500
Total Current Liabilities		29,500
Member's Equity		1,530,991
Total Liabilities and Member's Equity	$	1,560,491

See independent auditors' report and notes to financial statements.

END